Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$4,580,000	$140.61

(1)   Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)   Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $736,277.69 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $140.61 is offset against the registration fee due for this offering and of which $736,137.08 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1
To prospectus dated May 30, 2006,
prospectus supplement dated May 30, 2006,
product supplement no. 10-I dated March 6, 2007 and
underlying supplement no. 120 dated January 25, 2007

Registration Statement no. 333-134553 Dated March 9, 2007 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.
$4,580,000
Buffered Return Enhanced Notes Linked to the Nikkei 225SM Index (NKY)

Summary Description

The notes are designed for investors who seek an enhanced return at maturity on any appreciation in the Nikkei 225SM Index up to a maximum return of 29.0%. Investors will receive no interest payments and, if the Nikkei 225SM Index declines by more than 10%, will lose some or all of their principal.

Issuer:	Lehman Brothers Holdings Inc.

Issue Size:	$4,580,000

Pricing Date:	March 9, 2007

Settlement Date:	March 14, 2007

Observation Date:	September 10, 2008 †

Maturity Date:	September 14, 2008†

Term:	18 months

No Interest Payments:	There will be no interest payments during the term of the notes.

Index:	Nikkei 225SM Index (NKY) (the “Index”)

Participation Rate:	200%

Buffer Amount:	10%

Leverage Factor:	1.11111

Payment at Maturity:

If the Ending Index Level is above the Initial Index Level, you will receive a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the Index Return multiplied by the Participation Rate, subject to a Maximum Total Return on the note of 29.0%. For example, if the Index Return is more than the Maximum Total Return percentage, you will receive the Maximum Total Return on the notes, which entitles you to a maximum payment at maturity of $1,290 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, you will receive a cash payment per $1,000 principal amount note to be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Index Return x Participation Rate)]

Your principal is protected against a decline in the Index up to 10%. If the Ending Index Level is equal to or below the Initial Index Level and such decline is equal to or less than 10%, you will receive a cash payment of $1,000 per $1,000 principal amount note.

Your investment will be fully exposed to any decline in the Index beyond the Buffer Amount. If the Ending Index Level is below the Initial Index Level by more than 10%, you will lose 1.11111% of the principal amount of your notes for every 1% that the Index declines beyond 10% and you will receive a cash payment per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%) x 1.11111]

You will lose some or all of your investment at maturity if the Ending Index Level is below the Initial Index Level by more than 10%.

Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:

Ending Index Level — Initial Index Level
Initial Index Level

Initial Index Level:	The Index closing level on the Pricing Date.

Ending Index Level:	The Index closing level on the Observation Date.

Denomination:	$1,000 per note

Minimum Investment:	$10,000

CUSIP:	524908VN7

ISIN:	US524908VN75

†                   Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 10-I.

Investing in the Buffered Return Enhanced Notes linked to the Nikkei 225SM Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 10-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 120 and “Selected Risk Factors” beginning on page PS-2 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 10-I, underlying supplement no. 120 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Commission (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$4,580,000	$45,800	$4,534,200

(1)             The price to public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)          Lehman Brothers Inc. will receive proceeds equal to $10 per $1,000 principal amount note, or 1.0%, and will use these proceeds to pay selling concessions to other dealers.   Lehman Brothers Inc. and/or an affiliate has earned additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

March 9, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 10-I and underlying supplement no. 120. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 10-I, underlying supplement no. 120, this pricing supplement and any other relevant terms supplement and any relevant free writing prospectus for complete details. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 10-I and “Risk Factors” in the accompanying underlying supplement no. 120, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•                  Product supplement no. 10-I dated March 6, 2007:
http://www.sec.gov/Archives/edgar/data/806085/000110465907016624/a07-3345_40424b2.htm

•                  Underlying supplement no. 120 dated January 25, 2007:
http://www.sec.gov/Archives/edgar/data/806085/000110465907004495/a07-1299_17424b2.htm

•                  MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•                  Base prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•                  Appreciation Potential: The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by the Participation Rate of 200%, up to the Maximum Total Return on the notes of 29.0%, or $290 for every $1,000 principal amount note.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•                  Limited Protection Against Loss:  Payment at maturity of the principal amount of the notes is only protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 10%. If the Ending Index Level declines by more than 10%, for every 1% decline of the Index beyond 10%, you will lose an amount equal to 1.11111% of the principal amount of your notes.

•                  Diversification of the Nikkei 225SM Index:  The return on the notes is linked to the performance of the Nikkei 225SM Index which consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange.  It is a price weighted average of 225 Japanese companies representing a broad cross-section of Japanese industries.  For additional information about the Index, see “The Nikkei 225SM Index” in the accompanying underlying supplement no. 120.

•                  Certain U.S. Federal Income Tax Consequences:   Lehman Brothers Holdings Inc. intends to treat, and by purchasing a note for all tax purposes you agree to treat, a note as a cash-settled financial contract, rather than as a debt instrument.  See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 10-I.

Selected Risk Factors

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 10-I and in the “Risk Factors section of the accompanying underlying supplement no. 120.  You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

•                  Your Investment in the Notes May Result in a Loss: The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the Ending Index Level beyond the 10% buffer as compared to the Initial Index Level.  YOU MAY LOSE ALL OF YOUR PRINCIPAL IF THE INDEX DECLINES.

•                  Your Maximum Gain on the Notes is Limited to the Maximum Total Return: If the Ending Index Level is above the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation of the Index, which may be significant. This percentage is the Maximum Total Return of 29.0%.

•                  Dealer Incentives:  We and our affiliates act in various capacities with respect to the notes.  Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the notes.  Such affiliates, including the sales representatives, will derive compensation from the distribution of the notes and such compensation may serve as an incentive to sell these notes instead of other investments.

•                  Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity:  While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission discussed above and the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•                  No Interest or Dividend Payments or Voting Rights:  As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Nikkei 225SM Index would have.

•                  Lack of Liquidity: The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

•                  Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•                  We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that Are Inconsistent with Investing in or Holding the Notes.  Any Such Research, Opinions or Recommendations Could Affect the Level of the Index to which the Notes Are Linked or the Value of the Notes:  We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes.  We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes.  Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice.  Investors should make their own independent investigation of the merits of investing in the notes which are linked to the Nikkei 225SM Index.

•                  Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 10-I.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount at maturity on the notes, for a hypothetical range of performance of the Nikkei 225SM Index for an Index Return of -50% to 50% and reflects an Initial Index Level of 17164.04, a Maximum Total Return of 29.0%, a Participation Rate of 200% and a Leverage Factor of 1.11111.  The hypothetical payments at maturity set forth below is for illustrative purposes only any may not be the actual payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the table below have been rounded for ease of analysis.

Ending Index Level	Index Return	Payment at Maturity	Return
8582.02	-50%	$ 555.56	-44.44%
9440.22	-45%	$ 611.11	-38.89%
10298.42	-40%	$ 666.67	-33.33%
11156.63	-35%	$ 722.22	-27.78%
12014.83	-30%	$ 777.78	-22.22%
12873.03	-25%	$ 833.33	-16.67%
13731.23	-20%	$ 888.89	-11.11%
14589.43	-15%	$ 944.44	-5.56%
15447.64	-10%	$1,000.00	0.00%
16305.84	-5%	$1,000.00	0.00%
17164.04	0%	$1,000.00	0.00%
18922.24	5%	$1,100.00	10.00%
18880.44	10%	$1,200.00	20.00%
19738.65	15%	$1,290.00	29.00%
20596.85	20%	$1,290.00	29.00%
21455.05	25%	$1,290.00	29.00%
22313.25	30%	$1,290.00	29.00%
23171.45	35%	$1,290.00	29.00%
24029.66	40%	$1,290.00	29.00%
24887.86	45%	$1,290.00	29.00%
25746.06	50%	$1,290.00	29.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total payments at maturity set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 17164.04 to an Ending Index Level of 18880.44. Because the Ending Index Level of 18880.44 is above the Initial Index Level of 17164.04 and the Index Return of 10% multiplied by 200% does not exceed the hypothetical Maximum Total Return of 29.0%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (10% x 200%)] = $1,200

Example 2: The level of the Index increases from the Initial Index Level of 17164.04 to an Ending Index Level of 20596.85.  Because the Ending Index Level of 20596.85 is above the Initial Index Level of 17164.04 and the Index Return of 20% multiplied by 200% exceeds the hypothetical Maximum Total Return of 29.0%, the investor receives a payment at maturity of $1,290 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index decreases from the Initial Index Level of 17164.04 to an Ending Index Level of 16305.84. Because the Ending Index Level of 16305.84 is below the Initial Index Level of 17164.04 by not more than the Buffer Amount of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 4: The level of the Index decreases from the Initial Index Level of 17164.04 to an Ending Index Level of 13731.23. Because the Ending Index Level of 13731.23 is below the Initial Index Level of

17164.04 by more than the Buffer Amount of 10%, the investor will receive a payment at maturity of $888.89 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.11111] = $888.89

Historical Information

The following graph sets forth the historical performance of the Nikkei 225 SM Index based on the weekly Index closing levels from January 4, 2002 through March 9, 2007. The Index closing level on March 9, 2007 was 17164.04.

We obtained the Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.  The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date.  We cannot give you assurance that the performance of the Index will result in any return of any of your initial investment.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement.  After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $687,000 additional aggregate principal amount of notes solely to cover over-allotments.  To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional notes.  If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $5,267,000, $52,670 and $5,214,330, respectively.

We or our affiliate have or has entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate have or has earned additional income as a result of payments pursuant to the swap, or related hedge transactions.